June 12, 2019

VIA EDGAR

Craig Wilson

Senior Assistant Chief Accountant

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:SailPoint Technologies Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 18, 2019
Form 8-K Furnished on March 5, 2019

File No. 001-38297

Dear Mr. Wilson:

SailPoint Technologies Holdings, Inc. (the “Company”) acknowledges receipt of the letter dated May 31, 2019 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced documents. The Comment Letter requests that we respond to the Staff’s comments within ten business days or to tell the Staff by that time when we will provide our responses.

As discussed with Mr. David Edgar by telephone conversation on June 12, 2019, this correspondence confirms our request for an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter on or before June 21, 2019.

Please contact me or Wes Jones and Katherine Frank of Vinson & Elkins L.L.P. at (512) 542-8703 and (214) 220-7869, respectively, if you have any questions with respect to the foregoing.

Very truly yours,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By: /s/ Christopher Schmitt

Name: Christopher Schmitt

Title: Senior Vice President and General Counsel

cc:Mark McClain, Chief Executive Officer (SailPoint Technologies Holdings, Inc.)

Cam McMartin, Chief Operating Officer (SailPoint Technologies Holdings, Inc.)

Jason Ream, Chief Financial Officer (SailPoint Technologies Holdings, Inc.)

J. Wesley Jones (Vinson & Elkins L.L.P.)

Katherine Terrell Frank (Vinson & Elkins L.L.P.)